UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULES 14F-1 THEREUNDER

California News Tech
(Exact name of registrant as specified in charter)

Nevada	333-107300	88-0417389
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

1209 - 16th Avenue South, Suite 200
Nashville, TN 37212
(Address of Principal Executive Offices)

(615) 866-0530
(Issuer Telephone number)

825 Van Ness Ave., Suite 406-407 San Francisco, California 94109
(Former name or former address, if changed since last report)

Approximate Date of Mailing: May 22, 2007

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on May 11, 2007, of shares of $0.003 par common stock ("Common Stock") of the Company, in accordance with the requirements of Section 14(f) of the Exchange Act, and Commission Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 364,065 shares of Common Stock issued and outstanding, all of which shares were entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of California News Tech, a Nevada corporation (the "Company”), in connection with the transaction described more fully below, which resulted in the change of control of the Company. The Company is a reporting company pursuant to the Exchange Act of 1934, as amended.

THE TRANSACTION

On May 17, 2007, California News Tech a Nevada corporation (the “Company”) executed an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company and its wholly owned subsidiary, DB Acquisition, Inc., a Nevada corporation (“Subsidiary”) on the one hand and Debut Broadcasting Corporation, Inc., a Tennessee corporation (“Debut” or “Target”) on the other hand. Pursuant to the Merger Agreement Debut merged with Subsidiary, with Debut surviving the merger (the “Merger”). In consideration, the shareholders of Debut received 10,000,000 shares of the common stock of California News Tech.

In addition, pursuant to the terms and conditions of the Merger Agreement:

•	The Company became the holder of all of the issued and outstanding shares of capital stock of Debut, resulting in a parent/subsidiary relationship between the Company and Debut.

•
Each share of Debut common stock issued and outstanding immediately prior to the closing of the Merger was exchanged for the right to receive one share of the Company’s common stock. As a result, 10,000,000 shares of the Company’s common stock were issued to the prior shareholders of Debut.

•	All officers of California News Tech resigned and Debut’s officers assumed their respective positions with California News Tech.

•	California News Tech’s board of directors was reconstituted to consist of Robert Marquitz, Steven Ludwig, Frank Woods, and Stephen Rush, who prior to the Merger were the directors of Debut.

•	Each of the Company and Debut provided customary representations and warranties and closing conditions, including approval of the Merger by approval required by law of Debut’s stockholders.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 2.1 to the Form 8-K filed on May 22, 2007.

The Spin-Out

On October 31, 2007, California News Tech entered into an Assignment and Assumption Agreement with its wholly owned subsidiary, Media Sentiment, Inc., whereby California News Tech assigned all of its assets and operations to Media Sentiment, Inc. and Media Sentiment, Inc. agreed to assume all liabilities of California News Tech. On April 13, 2007, California News Tech resolved to spin off all of its interest in Media Sentiment, Inc., to California News Tech’s shareholders of record on April 20, 2007. On May 17, 2007, immediately following consummating the Merger, the Company executed a Post-Merger Operating Agreement and an Escrow Agreement with Media Sentiment, Inc. These agreements are collectively referred to as the “Spin-out Agreements” and the transactions effected thereby as the “Spin-out.” Prior to the Merger, Mr. Munz was the Company’s President, CEO, sole member of the board of directors, and one of its significant stockholders. Pursuant to the Spin-out Agreements, (i) the Company transferred all of its pre-Merger assets to its wholly-owned subsidiary, Media Sentiment, Inc.; (ii) Media Sentiment, Inc. assumed all of the pre-Merger liabilities of California News Tech, excluding only a Debenture held by JWA Ventures, LLC, a Nevada limited liability company; (iii) Mr. Munz agreed to indemnify the Company for breaches by Media Sentiment, Inc. under the Spin-out Agreements; (iv) the Company transferred 100% of the issued and outstanding common stock of its wholly-owned subsidiary, Media Sentiment, Inc., to be held in escrow pending consummation of the Spin-out by final delivery of the Media Sentiment, Inc. shares to California News Tech’s shareholders of record as of April 20, 2007, and granted Mr. Munz sole management authority over Media Sentiment, Inc. until the Spin-out is complete; and (v) Mr. Munz granted the Company a general release. As partial consideration in connection with entering into the Spin-out Agreement, Mr. Munz agreed to release the Company from all debts owed to him and his spouse, in the approximate amount of $115,000 in unsecured demand loans and $33,000 in back salary claims, and to cancel all of his outstanding options to purchase common stock in California News Tech.

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

In connection with the Merger Agreement, effective May 17, 2007, Mr. Munz resigned as Chief Executive Officer but will remain a director of the Company subject to a resignation to take effect on the tenth day following the mailing of this Schedule 14F-1 to shareholders of the Company. On May 17, 2007, Mr. Munz, as sole director, appointed Steven Ludwig as Chief Executive Officer and a director. On May 17, 2007, the Board of Directors appointed Shannon Farrington as Chief Financial Officer of the Company, Robert Marquitz as a director and Chairman of the Board of Directors, Frank A. Woods as a director, and Stephen Rush as Vice-president and director. The board appointments of each of Mr. Marquitz, Mr. Woods and Mr. Rush will take effect concurrently with the resignation of Mr. Munz on the tenth day following the mailing of this 14f to shareholders of the Company.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Agreement is contained in the Company’s Current Report on Form 8-K, dated May 22, 2007. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

Executive Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our current executive officers for each of the last three completed fiscal years.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awarded ($)	Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Robert Marquitz	Chairman	2006 2005 2004	78,000 78,000 78,000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Steven Ludwig	CEO	2006 2005 2004	104,000 104,000 104,000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Shannon Farrington	CFO	2006 2005 2004	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
Stephen Rush	VP/General Counsel	2006 2005 2004	52,000 22,000 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Marian Munz	Former President CEO and Director	2006 2005 2004	21,000 36,000 6,000	0 0 0	0 0 0	0 0 0	23,500 84,500 20,000	0 0 0	0 0 0
William White	Former Chief Financial Officer	2006 2005 2004	18,600 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a	* n/a n/a

Compensation to Directors

We do not presently compensate our directors for service in that capacity.

Options Grants in Last Fiscal Year

The table set forth below summarizes the stock option grants to our executive officers and directors during the year ended December 31, 2006:

Name	Position	Number of securities underlying options granted 2006	Exercise or Base price ($ /Sh)	Expiration date
Marian Munz	Former President, CEO & Director	950 1,400	$20.00 $10.00	* *
Robert C. Jaspar	Former Secretary, CFO & Director(1)	1,000	$20.00	*

(1) Mr. Jaspar resigned from our board on March 16, 2006. Mr. Jaspar remained a consultant to the Company under an agreement that expired March 16, 2007.

* Per stock option plan, no Option shall be exercisable after the expiration of the earliest of: (a) ten years after the date the Option is granted, (b) three months after the date the Optionee's employment with the Company and its subsidiaries terminates, or a Non-Employee Director or Consultant ceases to provide services to the Company, if such termination or cessation is for any reason other than Disability or death, (c) one year after the date the Optionee's employment with the Company, and its subsidiaries, terminates, or a Non-Employee Director or Consultant ceases to provide services to the Company, if such termination or cessation is a result of death or Disability; provided, however, that the Option agreement for any Option may provide for shorter periods in each of the foregoing instances. In the case of an Incentive Stock Option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, or any of its parent or subsidiary corporations, the term set forth in (a) above shall not be more than five years after the date the Option is granted.

The numbers and exercise prices of the options discussed in this section have been adjusted for all reverse and forward stock splits.

As of the effective date of the Merger both Mr. Munz and Mr. Jaspar agreed to terminate all of the options which they held in California News Tech.

Exercise of Stock Options and Year-End Option Values

No share purchase options were exercised by the Company’s officers, directors and employees during the fiscal year ended December 31, 2006.

Outstanding Warrants and Stock Options

The Company has 30 warrants outstanding as of the date of this Memorandum with an exercise price of $10 per share. Each warrant, when exercised, is convertible into one hundred shares of common stock of the Company. If all warrants were exercised, the Company would be required to issue 3,000 shares of its common stock upon the tender of the exercise price of $30,000.

The Company has 24,600 options outstanding as of the date of this Schedule 14F-1 with a weighted average exercise price of $16.22 per share. Each option, when exercised, is convertible into one share of common stock of the Company. All options and exercise prices have been retroactively adjusted for all forward or reverse stock splits.

Additionally, the Company is holding in reserve, but has not issued, 1,000,000 shares of common stock as against options we anticipate will be distributed as part of the Company’s Employee Stock Option Plan following the Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT PRIOR TO THE MERGER AGREEMENT

The following table sets forth, as of March 31, 2007, certain information regarding the ownership of the Company’s capital stock by the following persons on such date: each of the directors and executive officers, each person who is known to be a beneficial owner of more than 5% of any class of our voting stock, and all of our officers and directors as a group. Unless otherwise indicated below, to our knowledge, all persons listed below had sole voting and investing power with respect to their shares of capital stock, except to the extent authority was shared by spouses under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of March 31, 2007 were deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and was based upon the number of shares of the Common Stock issued and outstanding, as of March 31, 2007, which was 364,065 shares.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class
Common	Marian Munz 825 Van Ness Ave., Suite 406-407 San Francisco, California, 94109	102,616.7	25.8% [1]
Total of all directors and executive officers		102,616.7	25.8%
Common	Howard F. Fine & Carol M. Fine, Trustees of the Fine 1988 Revocable Trust 33 Jordan Ave. San Francisco, California 94118	60,000	16.5%

Common	Estate for Gary Robert Schell 21795 - 64th Ave. Langley, BC, Canada V2Y 2N7	50,000	13.7%
Common	Robert Jaspar 825 Van Ness Ave., Suite 406-407 San Francisco, CA 94109	27,046.7	7.0% [2]

1.
Includes 2,500 shares issued in the name of Amy Munz, daughter to Marian Munz. The 2,500 shares are under the direct control of Marian Munz. Included in the calculation of the percentage of beneficial ownership are 33,200 options. Mr. Munz subsequently agreed to cancel all of his options.

2.
Mr. Jaspar resigned as CFO and director of the Company on March 16, 2006. Mr. Jaspar’s share calculations include 980 shares held by an immediate family member sharing the same household. Included in the calculation of the percentage of beneficial ownership are 22,400 options. Mr. Jaspar subsequently agreed to cancel all of his options.

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT AFTER THE CLOSING OF THE MERGER AGREEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of our Common Stock as of the effective date of the Merger by (1) all persons who are beneficial owners of 5% or more of its voting securities stock, (2) each director, (3) each executive officer, and (4) all directors and executive officers as a group. The information regarding beneficial ownership of our common stock has been presented in accordance with the rules of the Securities and Exchange Commission. Under these rules, a person may be deemed to beneficially own any shares of capital stock as to which such person, directly or indirectly, has or shares voting power or investment power, and to beneficially own any shares of our capital stock as to which such person has the right to acquire voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing (a) (i) the number of shares beneficially owned by such person plus (ii) the number of shares as to which such person has the right to acquire voting or investment power within 60 days by (b) the total number of shares outstanding as of such date, plus any shares that such person has the right to acquire from us within 60 days. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.

Except as otherwise indicated, all Shares are owned directly and the percentage shown is based on 19,794,381 Shares of Common Stock issued and outstanding as of the close of business on May 21, 2007. Addresses for all of the individuals listed in the table below are c/o Debut Broadcasting Corporation, Inc., 1209 - 16th Avenue South, Suite 200, Nashville, TN 37212.

Title of class	Name and address of beneficial owner (1)	Amount of beneficial ownership	Percent of class
Current Executive Officers & Directors:
Common	Robert Marquitz	4,850,000 Shares	24.5%
Common	Steven Ludwig	3,400,000 Shares	17.2%
Common	Frank A. Woods	None	--

Common	Stephen Rush	1,100,000 Shares	5.5%
Common	Shannon Farrington	None	--
Total of All Current Directors and Officer:		9,350,000 Shares	47.2%
More than 5% Beneficial Owners
	None

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

In connection with the Merger Agreement, effective May 17, 2007, Mr. Munz resigned as Chief Executive Officer but will remain a director of the Company subject to a resignation to take effect on the tenth day following the mailing of this Schedule 14F-1 to shareholders of the Company. On May 17, 2007, Mr. Munz, as sole director, appointed Steven Ludwig as Chief Executive Officer and President and a director. On May 17, 2007, the Board of Directors appointed Shannon Farrington as Chief Financial Officer of the Company, Robert Marquitz as a director and Chairman of the Board of Directors, Frank A. Woods as a director, and Stephen Rush as Vice-president and director. The board appointments of each of Mr. Marquitz, Mr. Woods and Mr. Rush will take effect concurrently with the resignation of Mr. Munz on the tenth day following the mailing of this Schedule 14F-1 to shareholders of the Company.

Our existing board of directors has the authority to appoint new directors of the Company, subject to Section 14(f) of the Securities Act of 1934 which requires that if a change in control of the board occurs, such change of control is not effective until 10 days after mailing this written notice of such change in control to all shareholders. The persons so appointed to the Board of Directors are Robert Marquitz, Frank A. Woods, and Stephen Rush. Information regarding these Director nominees is included in this Schedule 14F-1 and the Form 8-K filed on May 22, 2007.

The following table summarizes the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position
Robert Marquitz	58	Chairman, and Director
Steven Ludwig	37	Chief Executive Officer, and Director
Shannon Farrington	41	Chief Financial Officer
Frank A. Woods	70	Director
Stephen Rush	65	VP/General Counsel and Director
Marian Munz	50	Director

Robert Marquitz is a director as well as our Chairman. His career has been solidly based in broadcasting. In the 80s and 90s he served as Corporate Vice President of one of the nation’s most admired broadcasting companies, Malrite Communications Group. At Malrite, Mr. Marquitz was responsible for all aspects of Operations, Programming, Research, and Marketing of the company's 16 major market radio stations. In 1998, Mr. Marquitz co-founded The Marketing Group with Steven Ludwig, and has served as our President since that time. In 2003 Mr. Marquitz launched Direct Connection, a Christian program modeled after New Music Nashville, which currently has nearly 150 affiliates. Mr. Marquitz is Anderson Merchandiser Inc.’s official Music/Radio Consultant and is deeply involved on a day-to-day basis with leaders of the record and radio industries.

Steven Ludwig is our Chief Executive Officer, and Director. Steven has worked in Radio and interactive marketing for over 15 years. In 1998, Mr. Ludwig co-founded The Marketing Group, Inc. with Mr. Marquitz and has worked as EVP and COO of the company since our inception. Mr. Ludwig coordinates all sales and business development efforts, as well as day-to-day implementation of the business plan. He also works with the staff to develop and implement operational strategies with feedback from clients. Mr. Ludwig graduated with honors from Valparaiso University with a BS Degree in Business in 1992.

Shannon Farrington has served as our Chief Financial Officer since May of 2007. Ms. Farrington has over 20 years experience in financial management. She is presently the CEO of Wolcott Squared, Inc., a financial services and back office outsourcing firm, which Ms. Farrington co-founded in 2005. Previously, from 1996 to 2004 she was Senior Vice President and Chief Financial Officer of CHD Meridian Healthcare, the nation’s largest provider of on-site healthcare. Prior to joining CHD Meridian Healthcare, from 1994 to 1996, Ms. Farrington was Assistant Vice President, Director of Finance for Coventry Corporation, and Vice President, Corporate Controller for Allied Clinical Laboratories from 1990 to 1994. Ms. Farrington also worked for Ernst & Young from 1987 to 1990. Ms. Farrington is a CPA and received her BSBA in Accounting from the University of Arkansas.

Frank A. Woods serves as one of our Directors. Mr. Woods received his BA from Vanderbilt University in 1963 and an LLB in 1966. He has had extensive experience in the broadcast industry. He served as Vice President and Legal Counsel for Lin Broadcasting Corporation from 1966 to 1969. He served on the Board of Directors and as Vice President for Townsend Broadcasting Corporation from 1970 to 1984. Mr. Woods was President and a member of the board for Tennessee Valley Broadcasting Corporation from 1974 to 1982. He co-founded MediaSouth, Inc., where he remained from 1979 to 1983 and co-founded MediaOmaha L.P., where he worked from 1983 to 1984. Mr. Woods served as President and CEO of Sun Group, Inc., from 1984 to 1991. Mr. Woods recently served as Vice-Chairman of Shop At Home, Inc., a position he held until recently from 2000 until 2006. He is currently Chairman of The Woods Capital Group, LLC, which is a merchant banking firm specializing in mergers and acquisitions, corporate finance, and strategic planning.

Stephen Rush is our VP, Director, and General Counsel. Mr. Rush earned his JD from Vanderbilt Law School in 1976, and has practiced law for thirty years. In 1994 he founded Rush Law Group, a firm specializing in intellectual property law. His clients include regional, national, and global companies and individuals ranging from cable and television companies to the estate of George Gershwin. Mr. Rush was appointed by the Secretary of the U.S. Department of Commerce to the Tennessee District Export Council where he served as chairman. He is the founding President of the Southeastern Institute for Law & Commerce (SILC), a non-profit 501(c)(3) corporation, which implemented a comprehensive training program in Moscow and St. Petersburg to assist Russian Criminal Defense Attorneys in integrating jury trials into their practice, as requested by the head of The State and Legal Agency of the Executive Office of the President of the Russian Federation. Mr. Rush manages risk for the company by providing oversight on contracts and other legal matters. He also leads our efforts to seek sources of additional financial capital to fund further expansion and other growth opportunities.

Mr. Marian Munz was our Chief Executive Officer, President and sole Director prior to the merger and will continue to serve as a director until his resignation becomes effective, ten days following the mailing of this Schedule 14F-1. Mr. Munz has been a director since our inception on January 22, 1999. Mr. Munz also serves as a consultant to California News Tech. Since March of 1997, Mr. Munz has also been the president of Strategic Information Technology Int’l., a California company that developed software for internet based applications and provided information technology consulting services to companies such as Sun Microsystems, Apple Computer, SBC Communications and others. Mr. Munz owns 100% of

Strategic Information Technology Int’l., Inc. There is no affiliation between this company and California News Tech. Mr. Munz holds an M.S. in Information Systems from Golden Gate University in San Francisco.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors of our Company held no formal meetings during the year ended December 31, 2006. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the Directors. Such resolutions consented to in writing by the Directors entitled to vote on that resolution at a meeting of the Directors are, according to Nevada Revised Statutes and our By-laws, as valid and effective as if they had been passed at a meeting of the Directors duly called and held.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company currently does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company is not a “listed company” under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. Accordingly, the Board of Directors believes that its current members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Company determined not to establish a nominating committee at this time in view of changes in the composition of the Board of Directors that will occur at the closing of the Merger. Previously, nominations were determined by the members of the then existing Board of Directors.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with the board or with a particular director may send a letter to the Secretary of the Company 1209 - 16th Avenue South, Suite 200, Nashville, TN 37212. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication" or "Director Communication." All such letters should state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked "Confidential "will be forwarded unopened.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2006, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None of the Company’s directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of its outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction during the last two years or in any presently proposed transaction which, in either case, has or will materially affect the Company, with the sole exception of the following: between September 2006 and the date of the Merger, our former CEO and director, Marian Munz or his spouse, Ms. Tunde Munz, loaned the Company a total of $115,000 on an interest free, demand basis. As part of the Merger, each of Marian Munz and Tunde Munz agreed to release the Company from this debt, in addition to approximately $33,000 the Company owed Mr. Munz in deferred salary.

LEGAL PROCEEDINGS

With the exception of matters discussed in this section, we are not a party to any pending legal proceeding. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

At March 31, 2007, the State of California Employment Development Department was engaged in an audit of the Company’s personnel records. The Employment Development Department has made a determination that the Company owes $26,000 in payroll taxes. We have not, however, received any written notification of this determination. Pursuant to the terms of the Merger, responsibility for this liability, if any, belongs to Media Sentiment, Inc. Management of Media Sentiment has indicated that they disagree with this determination and intend to appeal.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2007	By: /s/ Steven Ludwig
Steven Ludwig Chief Executive Officer